November 7, 2024

Ann Marie Sastry, Ph.D.
Chief Executive Officer
Amesite Inc.
607 Shelby Street
Suite 700 PMB 214
Detroit, MI 48226

       Re: Amesite Inc.
           Registration Statement on Form S-3
           Filed November 5, 2024
           File No. 333-282999
Dear Ann Marie Sastry Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Richard A. Friedman, Esq.